UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              SCHEDULE13G/A


              Under the Securities Exchange Act of 1934

			(Amendment No__2__)*


                         VIRCO MFG. CORPORATION
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                           (Name of Issuer)

                                Common
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                    (Title of Class of Securities)

                               927651109
                          -----------------
                            (CUSIP Number)


                           December 31, 2007
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       (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)

CUSIP No. 927651109
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
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   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        California
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     Number of Shares  5. Sole Voting Power                752,735(1)
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power            1,328,986(2)
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power           752,735(1)
                       ----------------------------------------------
                       8.Shared Dispositive Power        1,699,766(3)

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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,699,766(3)
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
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   11.  Percent of Class Represented by Amount in Row (9)

        11.8%(3)
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   12.  Type of Reporting Person (See Instructions)

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        CO

(1) Includes 134,005 shares of Common Stock of VIRCO MFG. CORPORATION (the "Common Stock") issuable under warrants that are currently exercisable.

(2) Includes the total number of shares of Common Stock outstanding, and the total number of shares issuable under currently exercisable warrants, that are held by each of WEDBUSH, Inc., Edward W. Wedbush and Wedbush Morgan Securities, Inc.

(3) Includes the total number of shares of Common Stock outstanding, and the total number of shares issuable under currently exercisable warrants, that are held by each of WEDBUSH, Inc., Edward W. Wedbush and Wedbush Morgan Securities, Inc. Also, includes 309,580 shares of Common Stock, and 61,200 shares of Common Stock issuable under currently exercisable warrants, that are beneficially owned by customers of Wedbush Morgan Securities, Inc., over which Wedbush Morgan Securities, Inc. has dispositive power. The reporting persons disclaim any beneficial ownership over such shares.

CUSIP No. 927651109
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
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   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        United States of America
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     Number of Shares     5. Sole Voting Power             549,401(1)
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power         1,328,986(2)
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power        549,401(1)
                       ----------------------------------------------
                          8.Shared Dispositive Power  	 1,699,766(3)

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        1,699,766(3)
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        11.8%(3)
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   12.  Type of Reporting Person (See Instructions)

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        IN


(1) Includes 35,980 shares of Common Stock of VIRCO MFG. CORPORATION (the "Common Stock") issuable under warrants that are currently exercisable.

(2) Includes the total number of shares of Common Stock outstanding, and the total number of shares issuable under currently exercisable warrants, that are held by each of WEDBUSH, Inc., Edward W. Wedbush and Wedbush Morgan Securities, Inc.

(3) Includes the total number of shares of Common Stock outstanding, and the total number of shares issuable under currently exercisable warrants, that are held by each of WEDBUSH, Inc., Edward W. Wedbush and Wedbush Morgan Securities, Inc. Also, includes 309,580 shares of Common Stock, and 61,200 shares of Common Stock issuable under currently exercisable warrants, that are beneficially owned by customers of Wedbush Morgan Securities, Inc., over which Wedbush Morgan Securities, Inc. has dispositive power. The reporting persons disclaim any beneficial ownership over such shares.

CUSIP No. 927651109
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Morgan Securities, Inc.
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
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   6.   Citizenship or Place of Organization

        California
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     Number of Shares    5. Sole Voting Power                  150(1)
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power          1,328,986(2)
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power             150(1)
                       ----------------------------------------------
                         8.Shared Dispositive Power      1,699,766(3)

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        1,699,766(3)
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        11.8%(3)
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
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        BD


(1) Includes 0 shares of Common Stock of VIRCO MFG. CORPORATION
    (the "Common Stock") issuable under warrants that are currently exercisable.

(2) Includes the total number of shares of Common Stock outstanding, and the total number of shares issuable under currently exercisable warrants, that are held by each of WEDBUSH, Inc., Edward W. Wedbush and Wedbush Morgan Securities, Inc.

(3) Includes the total number of shares of Common Stock outstanding, and the total number of shares issuable under currently exercisable warrants, that are held by each of WEDBUSH, Inc., Edward W. Wedbush and Wedbush Morgan Securities, Inc. Also, includes 310,580 shares of Common Stock, and 61,200 shares of Common Stock issuable under currently exercisable warrants, that are beneficially owned by customers of Wedbush Morgan Securities, Inc., over which Wedbush Morgan Securities, Inc. has dispositive power. The reporting persons disclaim any beneficial ownership over such shares.

Cusip No. 927651109           13G VIRCO MFG. CORPORATION

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Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of VIRCO MFG. CORPORATION ("Issuer").

(b)   Issuer's address: 2027 Harpers Way,
      Torrance, CA 90501


Item 2. Filers

(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW") and Wedbush Morgan Securities,
      Inc. ("WMS").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WMS - P.O. Box 30014, Los Angeles, CA 90030-0014

(c) WI is a California corporation. EWW is a citizen of the United States of America. WMS is a California corporation.

(d)   Common stock

(e)   927651109

Item 3. Classification of Filers

(a)        WMS is a broker/dealer

(b) - (j)       Not applicable

(g)             WI is a control person

Item 4. Ownership

(a)   WI has sole ownership of 752,735 Shares of the Issuer;
      EWW has sole ownership of 549,401 Shares; and WMS has sole ownership of 150 Shares.

(b)   Of the Shares outstanding, WI owns approximately 5.22%;
      EWW owns approximately 3.81%; and WMS owns approximately 0.00%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 752,735 Shares; EWW has 549,401 sole Shares; and WMS has 150 sole Shares.

      (ii) Shared power to vote: WI has 1,328,986 Shares; EWW has 1,328,986 Shares; and WMS has 1,328,986 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 752,735 Shares; EWW has 549,401 Shares to dispose; and WMS has 150 Shares to dispose.

      (iv)  Shared power to dispose;  WI has 1,699,766 Shares;
            EWW has 1,699,766 Shares; WMS has 1,699,766 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                           Category    No.ofShares     Percentage

WEDBUSH, Inc.                     CO         752,735         5.22%
Edward W. Wedbush                 IN         549,401         3.81%
Wedbush Morgan Securities, Inc.   BD             150         0.00%

EWW is the Chairman of WI. EWW owns a majority of the outstanding Shares of WI. EWW is the President of WMS. WI owns a majority of the shares of WMS. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficial ownership of the Issuer's Shares is hereby disclaimed by EWW.


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          WEDBUSH, Inc.

2/7/08
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
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Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title





         Edward W. Wedbush


2/7/08
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title

        Wedbush Morgan Securities, Inc.



2/7/08
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature


Edward W. Wedbush/ President
---------------------------
Name/Title